Exhibit 4.3

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of April 12, 2010, between Ryerson Holding Corporation, a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A., as trustee (the “Trustee”), under the Indenture (as defined and referred to below). All capitalized terms used but not otherwise defined herein shall have the meaning assigned thereto in the Indenture.

W I T N E S E T H :

WHEREAS, the Company and the Trustee have entered into an Indenture, dated as of January 29, 2010 (the “Indenture”), providing for the issuance of the Company’s 14.5% Senior Discount Notes Due 2015;

WHEREAS, on March 30, 2010, representatives of each of the Company and the Initial Purchasers convened a telephonic meeting to discuss Section 4.22 of the Indenture and whether it was the intent of the parties to use Excess Qualified Equity Issuance Proceeds to make an Offer to Purchase to all holders of Ryerson Notes or whether such provision was intended to require that an Offer to Purchase be made solely to holders of Ryerson’s 12% Senior Secured Notes due 2015;

WHEREAS, during such telephonic meeting, representatives of each of the Company and the Initial Purchasers agreed that the intent of Section 4.22 of the Indenture was to require that any Offer to Purchase made with Excess Qualified Equity Issuance Proceeds pursuant to Section 4.22 of the Indenture be made solely to holders of Ryerson’s 12% Senior Secured Notes due 2015 and not to all holders of Ryerson Notes and that anything in Section 4.22 of the Indenture to the contrary was a mistake;

WHEREAS, Section 9.1(8) of the Indenture provides that the Company and the Trustee may, at any time and from time to time, supplement the Indenture in order to cure any ambiguity, defect, omission, mistake or inconsistency without the consent of the Holders of the Notes;

WHEREAS, the Board of Directors of the Company has determined in good faith that amendments contained herein shall not adversely affect the interests of the Holders in any material respect; and

WHEREAS, all acts and things prescribed by the Indenture, by law and by the charter and the bylaws (or comparable constituent documents) of the Company and the Trustee have been done to make this Supplemental Indenture a valid and binding agreement of the Company and the Trustee, in accordance with its terms.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

2. Amendment to Indenture. The third paragraph of Section 4.22 of the Indenture is hereby amended and restated as follows:

“In addition, the Company will, and will cause its Restricted Subsidiaries (including Ryerson) to, use an amount equal to (x) 50% of any remaining Qualified Equity Issuance Net Proceeds that are not applied in accordance with the terms set forth above, less (y) any amounts previously paid by Ryerson to repurchase Ryerson’s 12% Senior Secured Notes due 2015 pursuant to the “equity claw” provision set forth in Section 3.7(a)(iii) of the Ryerson Indenture (as in effect on the Issue Date) (such amount, “Excess Qualified Equity Issuance Proceeds”) to make an Offer to Purchase to all holders of Ryerson’s 12% Senior Secured Notes due 2015 equal to the Excess Qualified Equity Issuance Proceeds. Any such Offer to Purchase shall be made in accordance with the terms of the

Ryerson Indenture. The offer price in any such Offer to Purchase will be equal to 100% of the principal amount thereof, plus accrued and unpaid Additional Interest, if any. If any Excess Qualified Equity Issuance Proceeds remain outstanding after consummation of any such Offer to Purchase, the Company may use the Excess Qualified Equity Issuance Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Ryerson’s 12% Senior Secured Notes due 2015 tendered into such Offer to Purchase exceeds the amount of the Excess Proceeds, the trustee under the Ryerson Indenture will select the Ryerson 12% Senior Secured Notes due 2015 to be purchased on a pro rata basis. Upon the completion of each Offer to Purchase, the amount of Excess Qualified Equity Issuance Proceeds will be reset at zero.”

3. Opinion of Counsel. Concurrently with the execution and delivery of this Supplemental Indenture, the Company shall deliver to the Trustee an Opinion of Counsel and an Officers’ Certificate in accordance with the terms set forth in Sections 9.6, 13.4 and 13.5 of the Indenture.

4. Successors. All agreements of the Company in this Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

5. Governing Law. THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE. The parties to this Supplemental Indenture each hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan in The City of New York in any action or proceeding arising out of or relating to the Notes or this Supplemental Indenture, and all such parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York State or federal court and hereby irrevocably waive, to the fullest extent that they may legally do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy (including any facsimile) shall be an original, but all of them together represent the same agreement.

7. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction thereof.

8. Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of the Company and not of the Trustee.

9. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10. Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Supplemental Indenture or the Indenture by the Trust Indenture Act of 1939, as amended, as in force at the date that this Supplemental Indenture is executed, the provisions required by said Act shall control.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

RYERSON HOLDING CORPORATION

By:	/s/ Terence R. Rogers
Name:	Terence R. Rogers
Title:	Chief Financial Officer

[Signature Page to Supplemental Indenture]

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Lynn M. Steiner
Name:	Lynn M. Steiner
Title:	Vice President

[Signature Page to Supplemental Indenture]